EXHIBIT 12

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio)

For the Three
Months Ended
March 31, 2014

Earnings before income taxes	$123

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(27)
Dividends from less than 50% owned affiliates	57
Fixed charges	260
Interest capitalized, net of amortization	—

Earnings available for fixed charges	$413

Fixed charges:
Interest incurred:
Interest expense	$240
Capitalized interest	—

240
Portion of rent expense deemed to represent interest factor	20

Fixed charges	$260

Ratio of earnings to fixed charges	1.6